Exhibit 99.106

APHRIA SIGNS SUPPLY AGREEMENT WITH MBLL TO SUPPLY UP TO 2.7 MILLION GRAMS OF CANNABIS TO THE MANITOBA ADULT-USE MARKET

The Company will provide a wide range of adult-use brands and products to be sold at licensed retailers across the province

Leamington, Ontario — June 29 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has signed a Supply Agreement (the “Agreement”) with the Manitoba Liquor and Lotteries Corporation (“MBLL”) to provide a portfolio of high-quality, branded cannabis and cannabis derivative products for sale in Manitoba’s adult-use market.

“We are thrilled to finalize this Agreement with the MBLL,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “Our broad portfolio of adult-use brands and products has been specifically developed to meet the needs of distinct consumer segments, whether new to cannabis or long-time aficionados. We’re excited that Manitoba’s adult consumers will have the opportunity to discover our thoughtfully developed brands and products.”

Under the terms of the Agreement, the Company will supply up to 2.7 million grams of cannabis and cannabis derivative products in the first year of the agreement, including both Ontario and BC dried flower, pre-rolls and cannabis oils. The wide range of products will be available for sale at licensed retailers across the province. It is anticipated that additional products currently being developed by Aphria, such as vapes and edibles, will also be made available in Manitoba when authorized for sale under the Cannabis Act.

“This partnership with Manitoba represents yet another significant step towards the future as we continue to make history across Canada in the march towards legal sales this fall” said Vic Neufeld, Chief Executive Officer at Aphria. “With our annual production capacity reaching 255,000 kg in early 2019 and our recently announced partnership with Great North Distributors, we are incredibly prepared to meet the anticipated demand in Manitoba and across Canada.”

We Have a Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations of shipments to Provincial Liquor Control Boards expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.